PALAFOX TRADING LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2016
(Expressed in U.S. dollars in thousands)

ASSETS

Assets:

Cash	$	100,591
Securities purchased under agreements to resell		3,662,285
Receivable from brokers, dealers, and clearing organizations		71,307
Receivable from affiliate		44,894
Other assets		161
Total assets	$	3,879,238

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:

Securities sold under agreements to repurchase	$	3,668,471
Payable to brokers, dealers, and clearing organizations		78,444
Payable to affiliates		374
Other liabilities		292
Total liabilities		3,747,581
Member's capital		131,657
Total liabilities and member's capital	$	3,879,238

See notes to statement of financial condition.